As filed with the Securities and Exchange Commission on October 30, 2008
                                                      Registration No. 333-_____

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
          THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                                   GEMALTO NV
   (Exact name of issuer of deposited securities as specified in its charter)

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                                       N/A
                    (Translation of issuer's name in English)

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                                 The Netherlands
            (Jurisdiction of incorporation or organization of issuer)

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                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

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                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal
                               executive offices)

                                 --------------

                 CITIBANK, N.A. - DEPOSITARY RECEIPTS DEPARTMENT
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
  (Name, address, including zip code, and telephone number, including area code of agent for service)

                            ------------------------

                                   Copies to:

                              Herman H. Raspe, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                            New York, New York 10036

                            ------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:

                         CALCULATION OF REGISTRATION FEE

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                                                      Amount to       Proposed Maximum        Proposed Maximum
              Title of Each Class of                     be          Offering Price Per      Aggregate Offering        Amount of
            Securities to be Registered              Registered             Unit*                  Price**          Registration Fee
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American Depositary Shares each representing         50,000,000             $5.00                $2,500,000              $98.25
one-half (1/2) of one share of common stock of          ADSs
Gemalto NV
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*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                     Location in Form of American
                                                                     Depositary Receipt ("Receipt")
Item Number and Caption                                              Filed Herewith as Prospectus
-----------------------                                              ----------------------------
1.   Name of Depositary and address of its principal                 Face of Receipt - Introductory Article
     executive office

2.   Title of Receipts and identity of deposited                     Face of Receipt - Top center.
     securities

Terms of Deposit:

       (i)     The amount of deposited securities                    Face of Receipt - Upper right corner.
               represented by one American Depositary
               Share ("ADS")

       (ii)    The procedure for voting, if any, the                 Reverse of Receipt - Paragraphs 12, 14 and 17
               deposited securities

       (iii)   The procedure for collecting and                      Face of Receipt - Paragraphs 4 and 8;
               distributing dividends                                Reverse of Receipt - Paragraphs 13, 14 and 17

       (iv)    The procedure for transmitting notices,               Reverse of Receipt - Paragraphs 11 and 12
               reports and proxy soliciting material

       (v)     The sale or exercise of rights                        Reverse of Receipt - Paragraphs 13 and 14

       (vi)    The deposit or sale of securities                     Face of Receipt - Paragraphs 4 and 8;
               resulting from dividends, splits or                   Reverse of Receipt - Paragraphs 13, 14, 16 and 17
               plans of reorganization

       (vii)   Amendment, extension or termination of                Reverse of Receipt - Paragraphs 18 and 19 (no
               the deposit arrangements                              provision for extension)

       (viii)  The rights that holders of Receipts have              Face of Receipt - Paragraph 3
               to inspect the transfer books of the
               Depositary and the list of Receipt
               holders

       (ix)    Any restrictions on the right to                      Face of Receipt - Paragraphs 2, 4, 5, and 6
               transfer or withdraw the underlying
               securities

       (x)     Any limitation on the Depositary's                    Face of Receipt - Paragraphs 1 and 8;
               liability                                             Reverse of Receipt - Paragraphs 12, 15 and 17

3.   Fees and charges that a holder of Receipts may                  Reverse of Receipt - Paragraph 20
     have to pay, either directly or indirectly

Item 2.   AVAILABLE INFORMATION                                      Reverse of Receipt - Paragraph 11

      Based on the reasonable good faith belief of the Depositary after exercising reasonable diligence, the registrant represents that, as of the date hereof, Gemalto NV (the "Company") publishes in English the information contemplated in Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. As of the date hereof the Company's internet website is www.gemalto.com . The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

      IN ACCORDANCE WITH GENERAL INSTRUCTIONS III. B OF FORM F-6, THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED AS AN EXHIBIT TO THIS F-6 REGISTRATION STATEMENT CONSTITUTE THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY SHARES TO BE ISSUED PURSUANT TO THIS F-6 REGISTRATION STATEMENT.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) The agreement between Citibank, N.A., as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Shares registered hereunder. -- Filed herewith.

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. -- None.

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

            (d) Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary, as to the legality of the securities to be registered. -- Filed herewith.

            (e) Certification under Rule 466. -- Filed herewith.

Item 4. UNDERTAKINGS

            (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            (b) The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of October, 2008.

                                           Legal entity created by the agreement
                                           set forth in the American Depositary
                                           Receipts evidencing American
                                           Depositary Shares representing shares
                                           of common stock of Gemalto NV

                                           CITIBANK, N.A., as Depositary


                                           By: /s/ Susan A. Lucanto
                                               ----------------------------
                                               Name:  Susan A. Lucanto
                                               Title: Vice President

                                Index of Exhibits

                                                                   Sequentially
Exhibit                   Document                                 Numbered Page
-------                   --------                                 -------------

  (a)                     Form of ADR

  (d)                     Opinion of Counsel to the Depositary

  (e)                     Rule 466 Undertaking